April 29, 2016

Via EDGAR

Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Variable Contracts Funds, Inc.
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 104 to the Registration Statement on Form N-1A

Dear Mr. Rakestraw,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the additional comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 104 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to me by telephone on April 28, 2016, and in a follow-up conversation on April 29, 2016. The Registrant filed the Amendment with the Commission on February 23, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant filed an initial response to the Commission’s comments on April 26, 2016. The Registrant will make additional changes in response to the follow-up conversation mentioned above as described below (references are to our initial responsive communication) in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.105).

Comments to the Prospectus

Comments that Apply to More Than One Fund (as applicable)

Comment 4. When a fund’s performance reflects the performance of a predecessor fund, please disclose when these mergers occurred and the reasons for the mergers.

Response: The Registrant respectfully declines to revise the disclosure. Form N-1A does not require such disclosure, and the Registrant does not believe such information would be helpful to investors. The mergers for these funds were effective January 5, 2007 and were part of the Registrant’s acquisition of all of the outstanding stock of WM Advisors, Inc., a subsidiary of Washington Mutual, Inc. As stated in the Registrant’s Form N-14 filed October 5, 2006, the Registrant’s board recommended the transaction because the acquisition would create a larger fund family and the opportunity to experience asset growth through the combined distribution networks, achieve economies of scale and operate with greater efficiency and lower overall costs.

Bond Market Index Account

Comment 18. Should this fund have disclosure similar to the fourth paragraph of the Diversified Balanced Account’s principal investment strategies regarding derivative strategies?

Response: The Registrant will revise the disclosure to remove Treasury futures as a principal investment strategy of the Diversified Balanced Account.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-247-5461 or Jennifer Block at 515-235-9154 if you have any questions.

Sincerely,

/s/ Clint Woods

Clint Woods
Counsel, Registrant